UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
AMENDMENT NO. 2
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FLEXTRONICS INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

Singapore	Not Applicable

(State of incorporation or organization)	(IRS Employer Identification No.)

One Marina Boulevard, # 28-00, Singapore	018989

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Ordinary Shares, No Par Value	The NASDAQ Stock Market LLC
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.
     Securities Act registration statement file number to which this form relates: None
     Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Securities to be Registered
Item 2. Exhibits
SIGNATURES

          This is Amendment No. 2 to the Form 8-A filed by the Registrant with the Securities and Exchange Commission on January 31, 1994, as previously amended on February 22, 2006. This amendment is being filed to reflect changes to the Registrant’s Ordinary Shares effected by the amendment and restatement of the Registrant’s Articles of Association, which became effective on October 4, 2006.
Item 1. Description of Securities to be Registered.
Item 1 of the Form 8-A is amended and restated to read as follows:
     The following statements are brief summaries of the Registrant’s capital structure and important rights and privileges of shareholders conferred by applicable Singapore law and the Registrant’s Memorandum of Association and Articles of Association, in each case as currently in effect. These statements summarize the material provisions of applicable Singapore law governing the rights of the Registrant’s shareholders and the Registrant’s Memorandum of Association and Articles of Association, in each case as currently in effect, but are qualified in their entirety by reference to applicable Singapore law and the Registrant’s Memorandum of Association, a copy of which has been filed as Exhibit 3.01 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000, and the Registrant’s Articles of Association, a copy of which has been filed as Exhibit 3.01 to the Registrant’s Report on Form 8-K filed on October 11, 2006. Copies of the Registrant’s Memorandum of Association and Articles of Association are also available for inspection at the Registrant’s registered office in Singapore.
Ordinary Shares
     The Registrant’s share capital consists of ordinary shares, with no par value per ordinary share. As a result of amendments to the Singapore Companies Act effected by the Singapore Companies (Amendment) Act 2005, which became effective on January 30, 2006, companies no longer have an authorized share capital. There is a provision in the Registrant’s Articles of Association to enable it in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as the Registrant’s directors may determine, subject to the provisions of the Singapore Companies Act and the Registrant’s Articles of Association. All ordinary shares presently issued are fully paid and existing shareholders are not subject to any calls on ordinary shares. All ordinary shares are in registered form. The Registrant cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of the Registrant’s own ordinary shares.
New Shares
     Under applicable Singapore law, new shares may be issued only with the prior approval from the Registrant’s shareholders in a general meeting. General approval may be sought from the Registrant’s shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier to occur of:
•	the conclusion of the next annual general meeting; or

account in determining the number of directors required to retire by rotation at that annual general meeting.
•	the expiration of the period within which the next annual general meeting is required by law to be held.
     Subject to this approval, the provisions of the Singapore Companies Act and the Registrant’s Articles of Association, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.
Shareholders
     Only persons who are registered in the Registrant’s books are recognized as shareholders and absolute owners of the ordinary shares. The Registrant may, on giving not less than fourteen days’ notice, close the register of members for any time or times, but the register may not be closed for more than thirty days in any calendar year. Closure is normally made for the purpose of determining shareholders’ entitlement to receive dividends and other distributions and would, in the usual case, not exceed ten days.
Transfer of Ordinary Shares
     Subject to applicable securities laws and the Registrant’s Articles of Association, the Registrant’s ordinary shares are freely transferable. The directors may decline to register any transfer of ordinary shares on which the Registrant has a lien and, for shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in a form approved by the directors. The directors may decline to register any transfer unless, among other things, it is presented for registration together with a certificate of payment of stamp duty (if any), the share certificate and other evidence of title as they may require. The Registrant will replace lost or destroyed certificates for shares upon notice to it and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require.
Re-election of Directors
     Under Article 95 of the Registrant’s Articles of Association, at each annual general meeting, one-third of the directors, or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors, are required to retire by rotation from office. Under Article 96 of the Registrant’s Articles of Association, the directors required to retire in each year are those who have been in office longest since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those required to retire are (unless they otherwise agree among themselves) determined by lot. Retiring directors are eligible for re-election. Under Article 91 of the Registrant’s Articles of Association, any director holding office as a Chief Executive Officer (or a person holding an equivalent position) shall not, unless the Registrant’s board of directors determines otherwise, be subject to retirement by rotation or be taken into account in determining the number of directors to retire by rotation. Under Article 101 of the Registrant’s Articles of Association, any director appointed by the Registrant’s board of directors is subject to re-election at the next annual meeting, but shall not be taken into

Shareholders’ Meetings
     The Registrant is required to hold an annual general meeting in each year. Under the Registrant’s Articles of Association, any general meeting other than the annual general meeting is called an “extraordinary general meeting.” The directors may convene an extraordinary general meeting whenever they think fit, and they must also do so upon the written request of shareholders representing not less than one-tenth of the paid-up capital as at the date of the deposit of the written request (disregarding paid-up capital held as treasury shares) carries the right of voting at general meetings. In addition, two or more shareholders holding not less than one-tenth of the Registrant’s total number of issued shares (excluding treasury shares) may call a meeting of the Registrant’s shareholders.
     Unless otherwise required by law or by the Registrant’s Articles of Association, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the votes cast at a meeting of which at least fourteen days’ written notice is given. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of a majority of not less than 75% of the votes cast at a general meeting of which not less than 21 days’ written notice specifying the intention to propose the resolution as a special resolution has been duly given, is necessary for certain matters under Singapore law, such as an alteration of the Registrant’s Articles of Association.
Voting Rights
     Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by him. A poll may be demanded by any of:
•	the chairman of the meeting;

•	not less than three shareholders who are entitled to vote at the meeting and who are present in person or by proxy or by attorney or in the case of a corporation by a representative;

•	any shareholder or shareholders present in person or by proxy or by attorney or in the case of a corporation by a representative and representing not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders present in person or by proxy or by attorney or in the case of a corporation by a representative and holding not less than one-tenth of the total number of paid-up shares of the Registrant (excluding treasury shares).

Dividends
     In an annual general meeting, the Registrant’s shareholders may declare dividends, but no dividend will be payable in excess of the amount recommended by the directors. The directors may also declare an interim dividend. No dividend may be paid except out of the Registrant’s profits. Except as otherwise may be provided in special rights as to dividends specified in the terms of issue of any ordinary shares (no such ordinary shares currently being in issue), all dividends are paid pro rata among the shareholders. To date, the Registrant has not declared any cash dividends on the Registrant’s ordinary shares and has no current plans to pay cash dividends in the foreseeable future.
Bonus and Rights Issues
     In a general meeting, the Registrant’s shareholders may, upon the recommendation of the directors,
•	issue bonus shares for which no consideration is payable to the Registrant to the shareholders in proportion to their shareholdings or

•	capitalize any reserves or profits and distribute them as bonus shares to the shareholders in proportion to their shareholdings.
The directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. These rights are subject to any conditions attached to the issue and the regulations of any stock exchange on which the ordinary shares are listed.
Takeovers
     The acquisition of the Registrant’s ordinary shares is regulated by the Securities and Futures Act and the Singapore Code on Take-overs and Mergers.
Under the Singapore Code on Take-overs and Mergers, where:

•	any person acquires whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of a company, or

•	any person who, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights and such person, or any person acting in concert with him, acquires in any period of six months additional shares carrying more than 1% of the voting rights, such person is required to extend a mandatory take-over offer for the remaining voting shares of the company. The Securities Industry Council is empowered to waive compliance with this requirement.

     Subject to certain exceptions, a mandatory offer made must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with him for voting rights of the offeree company during the offer period and within six months prior to its commencement.
Liquidation or Other Return of Capital
     On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.
Indemnity
     As permitted by the laws of Singapore, the Registrant’s Articles of Association provide that, subject to the Singapore Companies Act, the Registrant’s directors and officers will be indemnified by the Registrant against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as officers, directors or employees of the Registrant and in which judgment is given in their favor (or where the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which they are acquitted, or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. Directors and officers may not be indemnified by the Registrant against any liability which by law would otherwise attach to them relating to any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the Registrant.
Limitations on Rights to Hold or Vote Ordinary Shares
     Except as discussed above under “Takeovers,” there are no limitations imposed by the laws of Singapore or by the Registrant’s Articles of Association on the right of non-resident shareholders to hold or vote ordinary shares.
Transfer Agent
     The Registrant’s transfer agent is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021, U.S.A.
Singapore Tax Considerations
     This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. No representation regarding the consequences to any particular holder of ordinary shares is made. This summary of Singapore tax and U.S. federal income and estate tax considerations is based on current law, which is subject to change, possibly on a retroactive basis, and is provided for general information. These discussions do not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, U.S. shareholders who actually or constructively own 10% or more of the total combined voting power of all of the Registrant’s outstanding shares, regulated investment companies, partnerships or other pass through entities or investors in such entities, financial institutions or broker-dealers, expatriates and shareholders that are not U.S. shareholders subject to special treatment under the U.S. federal income tax laws). Shareholders should consult their own tax advisors regarding the particular tax consequences to such shareholders of any investment in the Registrant’s ordinary shares.
Income Taxation Under Singapore Law
     Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits are taxed at a rate equal to 20% with effect from the year of assessment 2005. In addition, 75% of up to the first S$10,000, and 50% of up to the next S$90,000 of a company’s chargeable income (other than Singapore dividends received by the company) will be exempt from corporate tax.
     Singapore does not impose withholding tax on dividends. Prior to January 1, 2003, Singapore applied a full imputation system to all dividends (other than exempt dividends) paid by a Singapore resident company. With effect from January 1, 2003, tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore resident. However, if the resident company was previously under the imputation system and has unutilized dividend franking credits as at December 31, 2002, there will be a 5-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system. Dividends declared by non-resident companies are not subject to the imputation system.
     Under current Singapore tax law there is no tax on capital gains, and, thus, any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of ordinary shares is construed to be of an income nature and subject to tax, especially if they arise from activities which Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the disposal profits would be taxable as trade profits rather than capital gains).
     There is no stamp duty payable in respect of the holding of ordinary shares. No duty is payable on the acquisition of new ordinary shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares at the rate of S$2 for every S$1,000 of the market value of the ordinary shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under Article 22(iii) of the Registrant’s Articles of Association, the Registrant’s directors are authorized to refuse to register a transfer unless the amount of stamp duty (if any) required by applicable law is paid.

Estate Taxation
     In the case of an individual who is not domiciled in Singapore and who died before January 1, 2002, a Singapore estate tax is imposed on the value of all movable and immovable properties situated in Singapore. The Registrant’s ordinary shares are considered to be movable property situated in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death before January 1, 2002 will be subject to Singapore estate tax on the value of any such ordinary shares held by the individual upon the individual’s death. Such a shareholder will be required to pay Singapore estate tax to the extent that the value of the ordinary shares (or in aggregate with any other assets subject to Singapore estate tax) exceeds S$600,000. Any such excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual’s Singapore chargeable assets and thereafter at a rate equal to 10%. If an individual who is not domiciled in Singapore dies on or after January 1, 2002, no estate duty is payable on his moveable property in Singapore.
     An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) also will have the value of the ordinary shares included in the individual’s gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder’s U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the ordinary shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the ordinary shares included in the shareholder’s gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Such U.S. estate tax is to be repealed in 2010 and then reinstated in 2011. Individuals should consult their own tax advisors regarding the Singapore and U.S. estate tax consequences of their investment.
Tax Treaties Regarding Withholding Taxes
There is no reciprocal income tax treaty between the United States and Singapore regarding withholding taxes on dividends and capital gains.
Item 2. Exhibits.
Item 2 of the Form 8-A is amended and restated to read as follows:

		Incorporated by Reference
Exhibit				Filing	Exhibit
No.	Exhibit	Form	File No.	Date	No.
3.01	Memorandum of Association of the Registrant	10-Q	000-23354	02-09-01	3.01
3.02	Amended and Restated Articles of Association of the Registrant	8-K	000-23354	10-11-06	3.01

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEXTRONICS INTERNATIONAL LTD.

Date: October 23, 2006	By:	/s/ Thomas J. Smach

Name: Thomas J. Smach
Title: Chief Financial Officer